SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                             HOMEOWNERS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   43739N-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                Page 1 of 6 pages
                              There are no exhibits

                              CUSIP NO. 43739N-10-7

(1)      Names of Reporting Persons           CARL BUCCELLATO

         S.S. or I.R.S. Identification Nos. of Above Person ###-##-####

(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)  (a)   [ ]    (b)   [ ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                  U.S.A.

            Number of          (5)        Sole Voting Power           402,603(1)
          Shares Bene-
            ficially           (6)        Shared Voting Power            -0-
            Owned by
          Each Report-         (7)        Sole Dispositive Power      402,603(1)
           ing Person
              With             (8)        Shared Dispositive Power       -0-

(9)        Aggregate Amount Beneficially Owned by Each Reporting
           Person                                   402,603(1)

(10)       Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
           Instructions)        [ ]

(11)       Percent of Class Represented by Amount in Row (9)           7.07%(2)

(12)       Type of Reporting Person (See Instructions)                IN

-------------------

(1) Includes 14,297 shares of Common Stock held by Mr. Buccellato as Trustee of the Renee Buccellato Trust, the Lori Ann Buccellato Trust and the Matthew Buccellato Trust. Also includes currently exercisable options to purchase 135,000 shares of Common Stock.

(2) Calculated on the basis of 5,558,350 shares of Common Stock outstanding on July 31, 1995, as reported in the Issuer's 10-Q for the quarter ended June 30, 1995 and the shares of Common Stock underlying the currently exercisable options identified in footnote
           (1) above.

                                Page 2 of 6 pages
                              There are no exhibits

ITEM 1(A).            Name of Issuer:

                      HOMEOWNERS GROUP, INC.

ITEM 1(B).            Address of Issuer's Principal Executive Offices:

                      6365 TAFT STREET
                      HOLLYWOOD, FLORIDA 33024

ITEM 2(A).            Name of Person Filing:

                      CARL BUCCELLATO

ITEM 2(B).            Address of Principal Business Office or, if None,
                      Residence:

                      6365 TAFT STREET
                      HOLLYWOOD, FLORIDA 33024

ITEM 2(C).            Citizenship:

                      U.S.A.

ITEM 2(D).            Title of Class of Securities:

                      COMMON STOCK, $.01 PAR VALUE

ITEM 2(E).            CUSIP Number:

                      43739N-10-7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

                      NOT APPLICABLE.

                                Page 3 of 6 pages
                              There are no exhibits

ITEM 4.               Ownership.

        (a)           Amount Beneficially Owned:  402,603 SHARES(1).

        (b)           Percent of Class:  7.07%(2)

        (c)           Number of shares as to which such person has:

                  (i)         sole power to vote or to                402,603(1)
                                direct the vote

                  (ii)        shared power to vote or to                  -0-
                                direct the vote

                  (iii)       sole power to dispose or to             402,603(1)
                                direct the disposition of

                  (iv)        shared power to dispose or to
                                direct the disposition of                 -0-

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  NOT APPLICABLE.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  NOT APPLICABLE.

--------------------
(1) Includes 14,297 shares of Common Stock held by Mr. Buccellato as Trustee of the Renee Buccellato Trust, the Lori Ann Buccellato Trust and the Matthew Buccellato Trust. Also includes currently exercisable options to purchase 135,000 shares of Common Stock.

(2) Calculated on the basis of 5,558,350 shares of Common Stock outstanding on July 31, 1995, as reported in the Issuer's 10-Q for the quarter ended June 30, 1995 and the shares of Common Stock underlying the currently exercisable options identified in footnote (1) above.

                                Page 4 of 6 pages
                              There are no exhibits

ITEM 8.           Identification and Classification of Members of the Group.

                  NOT APPLICABLE.

ITEM 9.           Notice of Dissolution of Group.

                  NOT APPLICABLE.

ITEM 10.          Certification.

                  NOT APPLICABLE.

                                Page 5 of 6 pages
                              There are no exhibits

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 1995                                             /S/ CARL BUCCELLATO
                                                             -------------------
                                                                 Carl Buccellato

                                Page 6 of 6 pages
                              There are no exhibits